October 27, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Aamira Chaudhry
Joel Parker
Stacey Peikin
Lilyanna Peyser

Re:	Udemy, Inc.

Registration Statement on Form S-1

(File No. 333-260042)

Acceleration Request

Requested Date:     October 28, 2021

Requested Time:    4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Udemy, Inc. (the “Company”) for the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its outside counsel, Wilson Sonsini Goodrich & Rosati, P.C., may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 1,600 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, were distributed during the period from October 20, 2021 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Thank you for your assistance in this matter.

[Signature pages follow]

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

By:	/s/ Chase Overlie
Name: Chase Overlie
Title: Vice President

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC

J.P. Morgan Securities LLC

By:	/s/ Alex Smigelski
Name: Alex Smigelski
Title: Vice President